							Page 1 of 6 Pages

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
________________________________________________________________________________
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5 )*

                              FORUM GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  349841304
                     ___________________________________
                                (CUSIP Number)

               JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                               (213) 612-2500
_______________________________________________________________________________
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              JULY 7, 1994
_______________________________________________________________________________
           (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

						 	Page 2 of 6 Pages

                                 SCHEDULE 13D
   CUSIP No.  349841304

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APOLLO FG PARTNERS, L.P.
   _______________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) / /
                                                                    (B) / /
   ________________________________________________________________________
   3  SEC USE ONLY

   ________________________________________________________________________
   4    SOURCE OF FUNDS*

             WC

   ________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (e)                                                    / /

   ________________________________________________________________________
   6    CITIZENSHIP OR PLACE OF ORGANIZATION


             DELAWARE

   ________________________________________________________________________
                       7 SOLE VOTING POWER

      NUMBER OF             0 SHARES OF COMMON STOCK
                       ____________________________________________________
        SHARES
     BENEFICIALLY      8   SHARED VOTING POWER

       OWNED BY             16,429,550 SHARES OF COMMON STOCK
        EACH           ____________________________________________________

      REPORTING        9   SOLE DISPOSITIVE POWER

       PERSON               7,068,171 SHARES OF COMMON STOCK
        WITH           ___________________________________________________

                       10  SHARED DISPOSITIVE POWER


   ________________________________________________________________________

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,429,550 SHARES OF COMMON STOCK
   ________________________________________________________________________
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                              / /
   ________________________________________________________________________
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             73.0%
   ________________________________________________________________________
   14  TYPE OF REPORTING PERSON*
           PN
   ________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 	Page 3 of 6 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                     OF THE GENERAL RULES AND REGULATIONS

            UNDER THE SECURITIES EXCHANGE ACT OR 1934, AS AMENDED



             This statement is being filed on behalf of Apollo FG Partners, L.P. ("AFG"). This Amendment No. 5 supplements and amends the Statement on Schedule on 13D filed on December 1, 1993 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  On July 7, 1994, AFG and Forum Holdings purchased 205,868
             shares of Common Stock in a privately negotiated market transaction (the "July Stock Purchase"). The aggregate purchase price for the shares of Common Stock purchased by AFG and Forum Holdings in the July Stock Purchase was approximately $1,260,942. Of the 205,868 shares of Common Stock purchased in the July Stock Purchase, AFG individually purchased 102,934 shares of Common Stock for an aggregate purchase price of approximately $630,468. The funds required by AFG to pay the $630,468 purchase price for the shares of Common Stock purchased by it in the July Stock Purchase were obtained from the working capital of AFG.

   Item 4.   Purpose of Transaction.

             Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  AFG's principal purposes in consummating the transactions
             described in the pentultimate paragraph of item 3 were to (i) facilitate the acquisition by AFG of a significant equity interest in the Company and (ii) take advantage of what it perceived as an attractive investment opportunity pursuant to which it was able to increase its equity interest in the Company.

   Item 5.   Interest in Securities of the Issuer.

						Page 4 of 6 Pages

             Item 5 is hereby amended and restated in its entirety as follows:

                  The responses to Items 3, 4 and 6 are incorporated herein
             by this reference.

                  AFG has previously been informed that 4,984 shares of
             Common Stock have been issued pursuant to the Plan of Reorganization. As a result of the issuance of such shares, AFG, Forum Holdings and Healthcare are presently entitled to purchase 2,304 shares of Common Stock, 2,304 shares of Common Stock and 1,152 shares of Common Stock, respectively, for nominal consideration upon exercise of the Investor Warrants.
             AFG has also been informed that immediately following the July Stock Purchase, Forum Holdings and Healthcare beneficially owned 7,068,171 shares of Common Stock (including 2,304 shares presently purchasable upon exercise of the Forum Holdings Warrants) and 2,293,208 shares of Common Stock (including 1,152 shares presently purchasable upon exercise of the Investor Warrants), respectively, or 31.4% and 10.2%, respectively, of the total number of shares of Common Stock then outstanding. Immediately following the July Stock Purchase, AFG was the direct beneficial owner of 7,068,170 shares of Common Stock (including 2,304 shares presently purchasable upon exercise of the Investor Warrants), or 31.4% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in
	     Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by AFG. As a result of the Shareholders' Agreement, AFG and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 16,429,550 shares of Common
             Stock beneficially owned by the Investors in the aggregate following the July Stock Purchase, or 73.0% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 22,505,869 shares of Common Stock outstanding (which number includes the 5,760 shares of Common Stock presently issuable upon exercise of the Investor Warrants). (Reference is made to such statements on
             Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the other Investors for information regarding the other Investors and their respective ownership of shares of Common Stock.)

                  As a result of provisions of the Shareholders' Agreement
             described in Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 16,429,550 shares of Common Stock owned by the Investors. The Reporting Persons have sole power to dispose or direct the disposition of 7,068,171 shares of Common Stock.







						Page 5 of 6 Pages

                  Except as otherwise disclosed in this Statement, the
             Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Forum Holdings Warrant or any other Investor Warrants.

                  Except as otherwise disclosed in this Statement, none of
             the Reporting Persons has effected any transactions in shares of Common Stock issuable upon exercise of the Forum Holdings Warrant or any other Investor Warrants.

                  Except as otherwise disclosed in this Statement, none of
             the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.






























							Page 6 of 6 Pages

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  July 12, 1994

                  APOLLO FG PARTNERS, L.P.

                    BY: APOLLO INVESTMENT FUND, L.P.,
                       Its General Partner

                    BY: APOLLO ADVISORS, L.P.,
                         Its Managing General Partner

                        BY: APOLLO CAPITAL MANAGEMENT, INC.,
                            Its General Partner



                            By: /s/ Michael D. Weiner
                                Title: Vice President